UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024.

Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Entry into Sales Agreement to Establish an “At-the-Market” Equity Offering Program

 On July 15, 2024, Zenvia Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (“ZENVIA” or the “Company”) entered into a Sales Agreement (the “Agreement”) with A.G.P./Alliance Global Partners, as sales agent (the “Agent”), to create an “at-the-market” equity program pursuant to which the Company may, from time to time, offer and sell Class A common shares of the Company, par value US$0.00005 per Class A common share (the “Shares”), through or to the Agent and on terms set forth in the Agreement, having an aggregate offering price of up to US$20,000,000.

 The Company is not obligated to, and the Company cannot provide any assurance that it will, make any sales of the Shares under the Agreement. Subject to the terms and conditions of the Agreement, the Agent will use commercially reasonable efforts, consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market, to sell the Shares, from time to time, based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in such notice, and the terms and conditions of the Agreement, generally, the Agent may sell the Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Agent in cash, upon each sale of Shares pursuant to the Agreement, a commission equal to 3.0% of the aggregate gross proceeds from the sale of Shares. The representations, warranties, and covenants contained in the Agreement are made only for purposes of the Agreement, including the allocation of risk between the parties thereto and as of specific dates, are solely for the benefit of the parties to the Agreement, and may be subject to limitations agreed upon by the parties thereto.

 The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the Agreement which is filed as Exhibit 10.01 hereto and is incorporated by reference herein.

 The opinion of the Company’s counsel regarding the validity of the Shares to be issued pursuant to the Agreement is also filed herewith as Exhibit 5.01.

 The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-280284) (the “Registration Statement”), which was filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 18, 2024 and declared effective by the SEC on June 24, 2024, the base prospectus included as part of the Registration Statement and a prospectus supplement to the base prospectus to be filed by the Company with the SEC. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such states.

This Current Report on Form 6-K, including Exhibit 10.01 hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (File Nos. 333-277723, 333-270376 and 333-266045) and Form F-3 (File No. 333-280284) and shall be deemed to be a part thereof from the date on which this report on Current Report on Form 6-K is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Securities Exchange Act of 1934, as amended.

About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for end-consumers through its unified CX SaaS end-to-end platform. ZENVIA empowers companies to transform their existing customer experience from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper-contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX SaaS platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer views, journey designers, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

EXHIBIT INDEX

Exhibits.

Exhibit No.	Description
5.01	Opinion of Maples and Calder (Cayman) LLP
10.01	Sales Agreement, dated July 15, 2024, between Zenvia Inc. and A.G.P./Alliance Global Partners
23.01	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 15, 2024

Zenvia Inc.

By: /s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer